CONTRACT TO SUPPLY ACTIVE INGREDIENTS

Between:

▪
SIRTON PHARMACEUTICALS S.p.A , whose registered office is in Villa Guardia (CO), Piazza XX Settembre nr. 2, Tax Code 01192270138, represented by dr. Laura Iris Ferro, Deputy Chairwoman (hereinafter referred to as SIRTON)

AND

▪
GENTIUM S.p.A. , whose registered office is in Villa Guardia (CO), Piazza XX Settembre nr. 2. Tax Code 02098100130, represented by dr. Salvatore Calabrese, Director of Administration (hereinafter referred to as GENTIUM);

WHEREAS:

▪	GENTIUM produces and sells active ingredients for pharmaceutical use and raw materials for pharmaceutical use;

▪	SIRTON uses said active ingredients to produce specialty pharmaceutical products

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	GENTIUM undertakes to supply SIRTON with its active ingredients on the basis of standard purchase orders issued by SIRTON;

2.
SIRTON undertakes to provide GENTIUM with purchase orders three months before the date envisaged for the supply of such as well as purchase forecasts for rolling 12 month periods on the basis of which GENTIUM may plan its production activities;

3.	The sale price of each active ingredient will be established as indicated in attachment “A” to this contract.

4.	SIRTON undertakes to pay the agreed amounts on submission of standard invoices and will pay via direct bank transfer 60 days from the end of the month in which the invoice is dated.

5
The contract will be effective as of 02/01/2006 and will expire on 31/12/2006 and will be considered tacitly renewed from year to year unless one of the parties gives notice to the other, sent at least one month prior to expiry.

4.	The Parties reserve the right to revise the contractual conditions on expiry or during the life of the contract if there are any significant changes to the services rendered or the cost of such.
The Parties shall have the right to withdraw from the contract if the revised conditions are not accepted.

5.	The Parties acknowledge, with immediate effect, the right to negotiate variations of the fees established above on the basis of the actual amount of services rendered.

6.	All correspondence regarding this Contract must be made in writing and sent by hand, by fax, telegram or registered mail with return receipt to the registered office of each Party.

7.
Any dispute regarding this Contract will be settled by a Board of Arbitration; each of the Parties will nominate its own arbitrator, who in turn will choose the third member of the Board of Arbitration, who will act as Chairman of said Board.

8.
This Contract cancels and replaces all previous service provision agreements between the Parties and may not be amended or changed in any way with the exception of that expressly provided for herein or with the written agreement of the Parties signed by their authorised representatives.

Read, confirmed and signed.

Villa Guardia, 2 January 2006

/s/ Laura Iris Ferro	/s/ Salvatore Calabrese
Sirton Pharmaceuticals S.p.A	Gentium S.p.A.
Deputy Chairwoman (dr. Laura Iris Ferro)	Director of Administration (dr. Salvatore Calabrese)